Exhibit 99.1

Phoenix New Media Increases Strategic Investment in Yidian

Yidian Strengthens Cooperation with Xiaomi

BEIJING, FEB. 10, 2015 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has entered into a definitive share purchase agreement with Particle Inc. (“Particle”) to acquire an additional 21% stake in Particle for an aggregate purchase price of US$30 million (the “Share Subscription Transaction”). Additionally, the Company also entered into another definitive share purchase agreement with certain existing shareholders to acquire an additional 13.8% stake in Particle for an aggregate purchase price of US$27.6 million and the closing of this transaction is conditional on the closing of the Share Subscription Transaction. Following the closing of these two transactions (the “Transactions”), Phoenix New Media will own approximately 46.9% of Particle. The Transactions come after two previous investments made by the Company into Particle, which closed in the fourth quarter of 2014 and brought the Company’s ownership stake in Particle to 17.3%. The Transactions are subject to the satisfaction or waiver of the closing conditions stipulated in the respective definitive share purchase agreements and are expected to close in the second quarter of 2015.

Particle owns Yidian Zixun (“Yidian”), a rapidly-growing personalized news application in China, which allows users to efficiently define and explore desired content over mobile devices. Powered by its patented algorithm-enabled “Interest Engine”, which seamlessly integrates cutting-edge search and recommendation technology to provide personalized content based on the user’s demonstrated interests, Yidian redefines the content consumption experience over mobile Internet. Supported by its large and rapidly-expanding user-base, data analytics technology and user behavior data, Yidian will provide enhanced personalized marketing solutions that target users based on their exhibited preferences. According to the agreement terms of the Transactions, Phoenix New Media will have the option to consolidate Yidian’s financial statements into the Company once Yidian’s user base reaches a certain level.

In addition to the increased investment by Phoenix New Media, Yidian also signed a strategic cooperation agreement with an affiliate of another major shareholder, Beijing Xiaomi Mobile Software Co., Ltd. (“Xiaomi”), to pre-install the Yidian application on all Xiaomi mobile phone and tablet products sold in China.

“Our increased investment in Yidian not only marks the single largest investment in the Company’s history, but also demonstrates our resolute determination to lead in the evolution of content generation and consumption in an increasingly mobile and multi-screen world,” stated Mr. Shuang Liu, Chief Executive Officer of ifeng. “Being the gateway of choice for news and life-style information for over 300 million Chinese users, our investment in Yidian will enable us bridge our proprietary content with the functionality of interest-based verticals and search engines made possible by this next generation product.

Supported by ifeng’s premium content, and Xiaomi’s strong distribution channels, we believe that Yidian has the right resources and capabilities to lead in this new arena of mobile media consumption.  In addition, advertisers will be increasingly attracted to Yidian’s sophisticated big data analytics technology, deep pool of user behavior data and large user base.  Such detailed insight into users’ behaviors and preferences will prove tremendously useful as we expand into people-based marketing and provide advertiser enhanced mobile brand building solutions such as streaming and LBS ads.  Ifeng’s mission is to become the primary source of news and life-style content for the Chinese population across any Internet-enabled device. Alongside ifeng News, ifeng Video, ifeng WAP website and ifeng FM, Yidian will be another crucial asset to our mobile media portfolio, becoming our next powerful engine of growth in mobile Internet space.”

Mr. Tong Chen, the vice president of Xiaomi, commented, “Xiaomi was one of the earliest investors in Yidian and has stood by Yidian since it was a start-up company. Yidian’s founders, who come from the executive ranks of Yahoo! and Baidu, continue to drive Yidian forward with their very strong leadership ability and rich experience in the field of algorithm-enabled interest based search. News content is a basic demand for mobile users and Yidian’s news app has proven to be very welcomed by Xiaomi’s users. We will continue support Yidian though Xiaomi’s eco-system, helping to secure its future leading position in mobile News arena.”

Dr. Zhaohui Zheng, the CEO and co-founder of Yidian and Particle, commented, “We feel very excited to strengthen the partnership with Phoenix New Media and establish strategic alliances with Xiaomi. Yidian’s product and technology innovation facilitates the connection of people with high quality content of relevance and interest, at the right time and place, in the most efficient and effective way.  The significant user growth and strong user engagement of Yidian over the past six months clearly reflect viability of its technology and capability of its leadership. Going forward, by leveraging ifeng’s converged multi-screen platform and diversified content offering and Xiaomi’s rapidly expanding smart phone customer base, we are very well-positioned to deliver the most personally relevant digital content to an increasing number of mobile Internet users in China.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

About Yidian Zixun

Yidian is an interest-oriented mobile App, which integrates cutting-edge search and recommendation technologies to provide its users with unique personalized content. Yidian is dedicated to building a next-generation, interest-based content engine. Yidian was co-founded by Mr. Xuyang Ren, who is the investor and the Chairman of Yidian and the former vice president of Baidu, Dr. Zhaohui Zheng, who is the CEO of Yidian and the former founding head of Yahoo! Labs in China, Dr. Xin Li and Mr. Rongqing Lu, who both are Internet technology veterans with years of experiences in top-notch Silicon Valley high-tech companies.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited
Matthew Zhao
Email: investorrelations@ifeng.com

ICR, Inc.
In Beijing, China: Jeremy Peruski
In New York City: Katherine Knight
Tel: +1 (646) 277-1276
Email: investorrelations@ifeng.com